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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                   Under the Securities Exchange Act of 1934*


                                 Tuboscope Inc.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                   898594-10-6
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                                 (CUSIP Number)


                             Lawrence O'Donnell, III
                            Baker Hughes Incorporated
                           3900 Essex Lane, Suite 1200
                              Houston, Texas 77027
                                 (713) 439-8600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 898594-10-6
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         (1)      Name of Reporting Person
                  I.R.S. Identification Nos. of Above Person

                  Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes")
                  76-0207995

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         (2)      Check the Appropriate Box if a Member of a Group
                                                                    (a)  [ ]
                                                                    (b)  [ ]

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         (3)      SEC Use Only

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         (4)      Source of Funds

                  WC; BK; OO

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         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)
                                                                         [ ]

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         (6)      Citizenship or Place of Organization

                  Delaware

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                  (7)      Sole Voting Power                    4,436,047

Number of                  -----------------------------------------------------
Shares Bene-      (8)      Shared Voting Power                  0
ficially
Owned by                   -----------------------------------------------------
Each Report-      (9)      Sole Dispositive Power               4,436,047
ing Person
With                       -----------------------------------------------------
                  (10)     Shared Dispositive Power             0

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         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,436,047

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         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                                 [ ]

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         (13)     Percent of Class Represented by Amount in Row (11)

                  10.0% (based on the number of shares of common stock, $.01 par value per share, of Tuboscope Inc. outstanding as of November 5, 1999 as reported by Tuboscope Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30,
                  1999)

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         (14)     Type of Reporting Person (See Instructions)    CO


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                  The Schedule 13D for the event dated October 29, 1991, as
amended and supplemented by the amendments thereto previously filed with the Securities and Exchange Commission (collectively, the "Schedule 13D"), of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Tuboscope Inc., a Delaware corporation ("Tuboscope"), is hereby amended and supplemented as set forth below. Defined terms used but not defined in this Amendment No. 6 shall have their respective meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                  The Board of Directors of Baker Hughes (the "Board") has authorized the officers of Baker Hughes to exercise at any time or from time to time its warrant to purchase up to 1,250,000 shares of Common Stock at a purchase price of $10.00 per share (the "Warrant") for cash or pursuant to the "cashless exercise" provisions thereof. If the Warrant is exercised for cash, the funds to be used are expected to come from Baker Hughes' working capital, which may include commercial paper and bank borrowings under existing or future credit facilities. If the Warrant is exercised pursuant to the cashless exercise provisions, the number of shares to be acquired by Baker Hughes will be reduced based on the market price of the Common Stock on the date of exercise.

ITEM 4.  PURPOSE OF TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                  On December 1, 1999, the Board authorized the officers of Baker Hughes to exercise the Warrant at any time or from time to time and to dispose of, in an orderly fashion, the shares of Common Stock acquired upon such exercise and the 3,186,047 shares of Common Stock otherwise owned by Baker Hughes. The Board also authorized such officers to dispose of the Warrant in lieu of exercise thereof. Any such disposition will be dependent on prevailing market prices and other market factors. Baker Hughes may dispose of such shares or the Warrant pursuant to sales in the open market or through negotiated transactions. Baker Hughes also may enter into hedging transactions with respect to such shares or the Warrant.

                  In addition, Baker Hughes has terminated and waived its right set forth in the Purchase Agreement to request the nomination of a person to the board of directors of Tuboscope.

                  Other than as set forth in the Schedule 13D or this Amendment No. 6, Baker Hughes has no present plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                  7.1      Letter dated December 1, 1999 from Baker Hughes to
                           Tuboscope


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                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

                                       BAKER HUGHES INCORPORATED


                                       By: /s/ LAWRENCE O'DONNELL, III
                                       -----------------------------------------
                                       Name:  Lawrence O'Donnell, III
                                       Title: Vice President and General Counsel

Date: December 1, 1999


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                                  EXHIBIT INDEX

7.1      Letter dated December 1, 1999 from Baker Hughes to Tuboscope



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